Exhibit 99.1

Mr. Ori Rosen
Mr. Ori Rosen & Co., Law Offices
One Azrieli Center
Tel Aviv
67021
Israel

6 December 2007

Re.            Closing of Acquisition by Amarin of Ester Neurosciences

Dear Ori

As per the Closing Memorandum and our closing meeting this morning, this transaction is now closed.

As we discussed at the closing meeting, Amarin transferred this morning the Initial Share Value Amount in an amount of 25,000,000 ordinary shares based on a floor on the issue price of $0.40 per share as set out in the definition of “Initial Share Value Amount” in the Stock Purchase Agreement (“SPA”).

The definition of “Closing Date Average Buyer Stock Price” was amended on 4 December 2007 when both parties had confirmed that 4 December 2007 would be the signing date and the weighted average closing price for the ten day trading period ending on the day prior to the signing date of the SPA was inserted in that definition on 4 December 2007 at $0.4062. Ultimately, the transaction did not sign until 5 December 2007 and accordingly the weighted average closing price for that ten day trading period was $0.38 on 5 December 2007.

The spreadsheet showing the calculation of the above is attached to this letter.

For the purposes of efficiency of closing, we have decided not to formally amend the SPA to insert this dollar figure of $0.38. We have agreed that acknowledgement of the amendment of the definition of “Closing Date Average Buyer Stock Price” will be acknowledged by the parties by signature of this letter by the Sellers’ Representative on behalf of the Sellers and by me as Company Secretary of Amarin.  This letter will also be countersigned by counsel to both parties on the SPA, by Karen Holmes for Amarin and yourself for Ester.

Yours sincerely

/s/ Tom Maher
Tom Maher
Company Secretary

/s/ Karen Holmes
Karen Holmes

/s/ Ori Rosen
Ori Rosen

/s/ Ori Rosen
Sellers’ Representative

WEIGHTED AVERAGE PRICE CALCULATIONS

Weighted Average Price

			Volume
Date	Volume	Price	* Price
4-Dec-07	173,200	0.36	62,352
3-Dec-07	480,900	0.40	192,360
30-Nov-07	133,800	0.36	48,168
29-Nov-07	575,100	0.36	207,036
28-Nov-07	232,500	0.34	79,050
27-Nov-07	405,500	0.35	141,925
26-Nov-07	368,500	0.35	128,975
23-Nov-07	249,000	0.37	92,130
21-Nov-07	579,900	0.38	220,362
20-Nov-07	2,239,800	0.40	895,920
19-Nov-07	5,687,700	0.43	2,445,711

Acquisition of Ester
			Tues, Dec 4	Mon, Dec 3
10-day VWAP ending			$0.380	$0.406